SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

J. Walter Thompson Company

Profit Sharing and Matched Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

J. WALTER THOMPSON COMPANY PROFIT SHARING

AND MATCHED SAVINGS PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

J. Walter Thompson Company Profit Sharing and

Matched Savings Plan

We have audited the accompanying statements of net assets available for benefits of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 26, 2013

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments, at fair value	$285,655,916	$246,306,279

Receivables:
Notes receivable from participants	4,688,047	4,327,888
Participating employer contributions	13,602,083	13,006,780

Total receivables	18,290,130	17,334,668

Total assets	303,946,046	263,640,947

LIABILITIES:
Current liabilities	132,908	132,908

Total liabilities	132,908	132,908

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	303,813,138	263,508,039

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,284,600)	(949,477)

NET ASSETS AVAILABLE FOR BENEFITS	$302,528,538	$262,558,562

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:

Investment income:

Interest and dividends	$6,412,785
Net appreciation in fair value of investments	23,006,409

Total investment income	29,419,194

Interest income on notes receivable from participants	192,955

Contributions:

Participating employers	13,602,083
Participants	16,695,592
Rollovers	914,181

Total contributions	31,211,856

Other additions	473,434

Total additions	61,297,439

DEDUCTIONS:
Benefits paid to participants	21,198,936
Other expenses	128,527

Total deductions	21,327,463

INCREASE IN NET ASSETS	39,969,976

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	262,558,562

End of year	$302,528,538

See accompanying notes to the financial statements.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following description of the J. Walter Thompson Company Profit Sharing and Matched Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of America, N.A. (“BOA”) is the Trustee, Custodian and Recordkeeper of the Plan.

Contributions and Eligibility:

a)	Deferred Contributions - The Matched Savings portion of the Plan is available to all eligible U.S. employees of J. Walter Thompson Company, J. Walter Thompson U.S.A., Inc., TeamDetroit, Inc., JWT Specialized Communications, Inc., JWT Transmission LLC, The Geppetto Group LLC, TeamDetroit Stat LLC, Action Holdings, Inc. (d/b/a JWT Action), The Brand Union Company, Inc., WPP Group USA, Inc., Team Garage LLC and Digitaria Interactive, Inc. (effective as of July 1 , 2012), (each an indirect wholly-owned subsidiary of WPP plc, each a “Participating Employer” and collectively the “Participating Employers”).

Employees become eligible to participate in the Plan on the first day of the month following their employment commencement date. In addition, following a specified notice period, eligible employees shall be deemed to have made an election to participate in the Plan equal to three percent of their eligible compensation until and unless the participant files a written direction or makes an electronic direction, as appropriate, negating the election.

Participating employees may contribute between 1% and 50% of their eligible compensation in Deferred Contributions (up to the annual federal dollar limit for these contributions) to the Matched Savings portion of the Plan. For Plan years 2012 and 2011, participating compensation is limited to $250,000 and $245,000, respectively.

b)	Matching Contributions - The relevant Participating Employer determines annually whether a discretionary matching contribution (“Matching Contribution”) will be made. To receive a Matching Contribution, if any, an eligible participant must be employed on December 31 of the relevant Plan year and have completed one year of qualifying service as defined by the Plan.

The Company Matching Contribution is made to the account of each participant in an amount up to one half of the first 6% in Deferred Contributions. An eligible employee of a Participating Employer, whether or not a participant in the Plan, may make rollover contributions in accordance with the terms of the Plan.

c)	Catch-up Contributions - Participating employees who have attained age 50 may contribute an additional percentage of eligible compensation as catch-up contributions (up to the annual federal dollar limit for these contributions). Catch-up contributions are not eligible for Company Matching Contributions.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN (continued)

d)	Profit Sharing Contributions - The Profit Sharing portion of the Plan is available to all eligible U.S. employees of the Participating Employers, except that all employees of JWT Specialized Communications, Inc. are not eligible for profit sharing contributions. Eligible employees must have completed two years of qualifying service before completing a one year break in service as defined by the Plan. Annual discretionary Company Profit Sharing contributions under the Plan are determined by the relevant Participating Employer and are allocated to each participant employed by a Participating Employer as of December 31 of the relevant Plan year based upon eligible compensation, as defined by the Plan. There are no participant contributions to the Profit Sharing portion of the Plan.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of (a) any Company contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a number of mutual funds, a common collective trust, the MRJ Value Equity Fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Vesting - Deferred Contributions, Catch-up Contributions and their related earnings are 100% vested and non-forfeitable. Company Matching Contributions and related earnings are not vested and are forfeitable upon termination of employment until a participant completes three years of service. Amounts that are forfeited are used to reduce future contributions of the Participating Employers and may be used to pay Plan expenses. Profit Sharing Contributions and their related earnings are 100% vested and non-forfeitable.

Forfeited Amounts - At December 31, 2012 and 2011, the amounts in the Plan’s forfeiture account totaled $2,171,311 and $1,741,165, respectively. These amounts will be used to reduce future employer contributions or pay Plan expenses.

Notes Receivable From Participants - The Plan provides for loans and hardship withdrawals. Eligible participants can obtain loans from their qualifying account balances, as defined by the Plan. General purpose loans and residential loans (for purchasing the participant’s principal residence) are available. A loan to a participant may not be made in an amount less than $1,000. Total outstanding loans may not exceed the lesser of $50,000 or one-half of the participant’s vested account balance.

General purpose loans must be repaid within five years and residential loans must be repaid within twenty years. However, the term of a loan may not extend beyond the participant’s employment with a Participating Employer. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. When loans are repaid the principal and interest are reinvested in the investment funds in which the participant is currently enrolled. During the Plan year 2012 the interest rates on loans ranged from 4.25% to 10.50%.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits - Distributions from the Plan are generally made in the form of a lump-sum payment. Distributions are made at the time of retirement, termination, disability or death, according to Plan provisions. In addition, upon age 59  1/2, participants may elect to withdraw an amount equal to all or any portion of his or her interest in their vested Company Contributions, Deferred Contributions and Catch-up Contributions, including earnings thereon. In addition, Rollover Contributions or Voluntary Contributions may be withdrawn at any time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and common requirements for measurement of, and disclosure about, fair value between U.S. GAAP and International Financial Reporting Standards. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This pronouncement was effective for periods beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts - The Plan invests in investment contracts through a common/collective trust fund, the Wells Fargo Stable Value Fund C (“Fund”), which is solely invested in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank. The Wells Fargo Stable Return Fund G invests in investment contracts and security-backed contracts and carries its investments at contract value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the Fund were .94% and 1.95%, respectively, for 2012 and 1.56% and 2.33%, respectively, for 2011. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Administrative and investment expenses of the Plan are paid for by the Plan to the extent not paid by the Company.

Subsequent Events - The Plan’s management evaluated subsequent events through June 26, 2013, the date the financial statements were available to be issued, and no additional disclosures were required.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

3.	FAIR VALUE MEASUREMENTS (continued)

Level 3 inputs are unobservable and significant to the fair value measurement. These inputs are supported by little or no market activity and require significant management judgment, or estimations.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Level 1 Fair Value Measurements -

The fair value of the WPP Stock Fund and mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements -

The fair value the MRJ Value Equity fund, which is not traded in an active market, is valued at the unit value of the fund, which is based on the fair value of the underlying investments.

The Bank of America, N.A. Equity Index Trust XIII (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Wells Fargo Stable Value Fund C (“Fund”), a common collective trust fund that invests all if its assets in Wells Fargo Stable Return Fund G, which invests in traditional and security-backed contracts. The Fund is valued at fair market value based on the fair value of the underlying assets. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

3.	FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$69,797,147	$—	$—	$69,797,147
Growth funds	43,105,050	—	—	43,105,050
Balanced fund	4,918,228	—	—	4,918,228
Value funds	24,353,067	—	—	24,353,067
International fund	33,952,887	—	—	33,952,887
Index fund	18,167,565	—	—	18,167,565
Stock fund	—	34,700,958	—	34,700,958
Common collective trust	—	45,548,160	—	45,548,160
WPP Stock fund	10,573,914	—	—	10,573,914
Cash and accrued income	538,940	—	—	538,940

Total assets at fair value	$205,406,798	$80,249,118	$—	$285,655,916

	Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$58,547,450	$—	$—	$58,547,450
Growth funds	38,623,114	—	—	38,623,114
Balanced funds	18,400,644	—	—	18,400,644
Value funds	21,692,395	—	—	21,692,395
International fund	29,021,180	—	—	29,021,180
Stock fund	—	22,526,689	—	22,526,689
Common collective trusts	—	49,839,295	—	49,839,295
WPP Stock fund	7,547,788	—	—	7,547,788
Cash and accrued income	107,724	—	—	107,724

Total assets at fair value	$173,940,295	$72,365,984	$—	$246,306,279

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

4.	INVESTMENTS

The Plan’s investments are held in a trust fund. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	2012		2011
Description of Investment	Shares	$ Value	Shares	$ Value
Wells Fargo Stable Value Fund C	902,785	45,548,160	816,474	40,287,197
Pimco Total Return Fund, Cl I	3,455,955	38,844,928	2,968,098	32,263,221
MRJ Value Equity Fund	1,529,350	34,700,958	1,228,282	22,526,689
Thornburg Int’l Value Fund, Cl I	1,208,718	33,952,887	1,180,683	29,021,180
JPMorgan Gov’t Bond Fund Select	2,663,702	30,952,219	2,277,663	26,284,229
BlackRock Capital Appreciation Fund, Cl I	1,085,763	26,709,764	1,084,978	23,522,313
Vanguard Institutional Index Fund	139,194	18,167,565	*	*
BlackRock US Opportunities Port Fd, Cl I	455,425	16,395,286	450,905	15,100,801
Davis NY Venture Cl Y	*	*	417,822	13,712,902
*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 or 2011.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,006,409 as follows:

WPP Stock Fund	$2,957,609
Common collective trusts	1,890,703
MRJ Value Equity Fund	5,524,716
Mutual funds	12,633,381

Total net appreciation in fair value of investments	$23,006,409

5.	FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated June 17, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The Plan was submitted to the IRS on January 31, 2011 for a new determination letter request, and the status of the application is pending.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

5.	FEDERAL INCOME TAXES (continued)

Participants are not taxed currently on Company Profit Sharing, Deferred Contributions, Catch-up Contributions or Matching Contributions or on income earned by the Plan.

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common collective trusts and mutual funds managed by BOA, who is the Trustee and Recordkeeper of the Plan.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. The Plan held 145,047 WPP plc ADSs in the WPP Stock Fund valued at $10,573,914 at December 31, 2012, and at December 31, 2011 the Plan held 144,511 WPP Group plc ADSs in the WPP Stock Fund valued at $7,547,788.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, J. Walter Thompson Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contribution portion of their account.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

***

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

EIN: 13-1378860	Form 5500, Schedule H, Part IV, Line 4i—
PN: 010	Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	WPP Stock Fund
*	WPP plc	American Depositary Shares	*	*	$10,573,914

	Common Collective Trust
	Wells Fargo Stable Value Fund C	Common Collective Trust	*	*	45,548,160

	Mutual Funds
	Allianz NFJ Small-Cap Value Cl. I	Mutual fund	*	*	12,209,726
*	BlackRock Capital Appreciation Fund, Cl I	Mutual fund	*	*	26,709,764
*	BlackRock US Opportunites Port Fd, Cl I	Mutual fund	*	*	16,395,286
	Fidelity Adv Small Cap Cl I	Mutual fund	*	*	4,918,228
	JP Morgan Gov’t Bond Fund Select	Mutual fund	*	*	30,952,219
	Perkins Mid Cap Value Fund, Cl I	Mutual fund	*	*	12,143,341
	PIMCO Total Return Fund, Cl I	Mutual fund	*	*	38,844,928
	Thornburg Int’l Value Fund, Cl I	Mutual fund	*	*	33,952,887
	Vanguard Institutional Index Fund	Mutual fund	*	*	18,167,565

	Total mutual funds				194,293,944

	MRJ Value Equity Fund	Stock Fund	*	*	34,700,958

	Cash and accrued income				538,940

	Total Investments				285,655,916
	Notes receivable from participants	Interest rates from 4.25% - 10.50%			4,688,047

	Total Assets Held for Investment				$290,343,963

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. WALTER THOMPSON COMPANY PROFIT SHARING AND MATCHED SAVINGS PLAN

Date: June 26, 2013	By:	/s/ Donna Matteo
	Name:	Donna Matteo
	Title:	Director of Benefits

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm